CONFIDENTIAL

August 17, 2012

Stephanie J. Ciboroski
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Grupo Financiero Santander, S.A.B. de C.V. Confidential Draft Registration Statement on Form F-1 Submitted July 26, 2012 CIK No. 0001551975

Dear Ms. Ciboroski:

By letter dated August 10, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) of Grupo Financiero Santander, S.A.B. de C.V. (the “Company”) relating to a proposed offering in the United States of the Company’s American Depositary Shares (the “ADS”) representing Series B shares. We are submitting herewith confidentially a new draft Registration Statement marked to show changes from confidential draft Amendment No. 1 and our responses to your comments as indicated below for confidential review by the Staff.  In addition, we are filing the new draft Registration Statement concurrently via EDGAR.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on July 26, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Stephanie J. Ciboroski
Securities and Exchange Commission

Please also note the following in connection with your review of the Registration Statement:

•
We have revised the Registration Statement to reflect that the offering will be secondary only, and made corresponding changes related to the elimination of the primary tranche in other sections of the prospectus.

•
We have not yet determined the number of ADSs we propose to offer. We will disclose this information and, where required, information reflecting anticipated pricing, in the preliminary prospectus containing all non-Rule 430A information that we will file publicly with the SEC.

•
In order to make the Company more identifiable to investors and to differentiate the Company from its affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V.  The Mexican Ministry of Finance and Public Credit has approved this name change.

•
In response to a comment from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), the Company revised the Mexican prospectus to add disclosure relating to stress tests performed on Banco Santander Mexico’s trading book as required by Mexican regulations.  We are providing an English translation of this disclosure, which was prepared in accordance with Mexican Banking GAAP, beginning on page 196 of the Registration Statement because we believe this information is useful for investors.

Confidential Draft Registration Statement on Form F-1

Presentation of Financial and Other Information, page iii

1.
We note your response and enhanced disclosure provided in response to prior comment 5. Please label your non-performing loans ratio and coverage ratio on page 7 to be shown as calculated in accordance with Mexican Banking GAAP and disclose the definition of coverage ratio here.

In response to the Staff’s comment, on page 5 of the Registration Statement we have clarified that the non-performing loans ratio and coverage ratio were calculated in accordance with Mexican Banking GAAP, and we have also disclosed the definition of coverage ratio.

Stephanie J. Ciboroski
Securities and Exchange Commission

Prospectus Summary, page 1

2.
We note your disclosure on page 6 under “Risks and Challenges” in response to prior comment 7. Many of the risks and challenges that you list here are generic and lack an explanation as to why the cited issues make this offering speculative or risky. Please revise and expand your discussion of the risks and challenges presented in order to balance the positive elements that you have chosen to highlight in the rest of your prospectus summary. We note in this regard the contrast between this brief list of risks and the narrative discussion on pages 1 through 6.

In response to the Staff’s comment, we have revised and expanded our disclosure on pages 6 to 8 of the Registration Statement in order to balance the positive elements that we have chosen to highlight in the prospectus summary with the risks relating to the Company and the proposed offering.

3.	We note your responses to prior comments 7 and 8. Please provide us with objective support for the following statements, or revise your disclosure:

•	your statement regarding the “continuous” expansion of the middle class (page 4), since the information you cite is for a time period ending in 2006;

•	your belief that you have “one of the most efficient banking platforms among banking institutions in Mexico” (page 6);

•	your statement that your capitalization levels are “attractive” (page 7);

•	your intention to expand your business “in the most dynamic and profitable segments of the Mexican economy” (page 8);

•	your reference to your “strong brand name” (page 8); and

•	your belief that your “emphasis on financial discipline has allowed [you] to maintain above average margins and flexibility to adapt and react to new opportunities and market dynamics.” (page 9).

In response to the Staff’s comment, we are providing objective support for the statement in the first bullet above and have revised the disclosure on page 137 of the Registration Statement.  In particular, we are providing an updated survey from the Mexican Association of Marketing and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, or AMAI) of socioeconomic levels (SELs) in Mexico, which we consider to be a measurement of class status.   SELs take into account not only income, but also other determinants of well-being such as number of automobiles per household.   We are also providing a recent

Stephanie J. Ciboroski
Securities and Exchange Commission

study from Princeton University’s Woodrow Wilson International Center for Scholars that discusses the concept of middle class status in Mexico (the “Woodrow Wilson study”).  The Woodrow Wilson study refers to the AMAI study and states that the Mexican “middle class” may be considered to include at least the C and D+ segments of AMAI’s SEL range.   The AMAI estimates that the survey population within segments C and D+ has increased from 48.0% to 52.6% from 2000 to 2010.  Although the  percentage of the population within segments C and D+ decreased between 2008 and 2010 from 55.2% to 52.6%, the CAGR for 2000 to 2010 is 0.92%.  We do not have information about monthly income from the Mexican Group of Economists and Associates (Grupo de Economistas y Asociados, or GE) after 2006.  See Exhibit 1.

In response to the Staff’s comment in bullet 2 above, we have revised our disclosure on pages 4 and 142 to state:

“As of June 30, 2012, we were the second most efficient financial group in our peer group, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  The CNBV calculates the efficiency ratio as administrative expenses divided by total income.”

We believe this statement is more precise than our previous statement about our “efficient banking platform” and is supported by the efficiency rankings on pages 175 to 176 of the Registration Statement, as supported by Exhibit 2.

We respectfully advise the Staff with respect to the third bullet above that our statement that our capitalization levels are attractive is supported by the core capital ratio rankings table on pages 178 to 179 of the Registration Statement, as supported by Exhibit 3.

We respectfully advise the Staff with respect to the fourth bullet above that we consider loans to individuals and small- and medium-sized enterprises to be the most dynamic and profitable segments of the Mexican economy based on our internal results, which demonstrate growth and profitability with respect to these types of customers.  We have revised our disclosure on pages 5 and 144 of the Registration Statement to clarify that the basis for this statement is the Company’s view of its historical results of operations rather than a third-party study.

In response to the Staff’s comment, we are providing objective support for the statement in the fifth bullet above in the form of a study dated April-May 2012 prepared for the Santander Group by Ipsos, a global market research company.  This study shows that the Santander brand ranks among the top three bank brands in Mexico in terms of both “top-of-mind” measures and unaided brand awareness.   See Exhibit 4.

We respectfully advise the Staff that we have removed the statement in the sixth bullet above from the prospectus.

Stephanie J. Ciboroski
Securities and Exchange Commission

Our Competitive Strengths, page 5

4.	We reissue prior comment 15, as we continue to note that you refer to the seven largest financial groups and private-sector banks in Mexico throughout your amended registration statement.

In response to the Staff’s comment, we have revised our disclosure to clarify that the rankings are with respect to the seven largest private banks and the seven largest private financial groups in Mexico, in each case in terms of total assets, and we have specifically identified such private banks and private financial groups in footnotes (1) and (2) on pages 141 and 172 to 173 of the Registration Statement.

Efficient and business-oriented operational platform, page 6

5.	Please revise to define the terms referenced in prior comment 16 at the time of first use.

In response to the SEC’s comment, we have revised the disclosure on page 4 to define “multichannel distribution strategy” and “alternative distribution channels” at the time of first use.

Our Corporate Structure, page 10

6.
We note that the net income amounts disclosed for the three subsidiaries do not agree to your consolidated net income amount, principally due to the fact that discontinued operations are not presented as part of these amounts. Please either revise to disclose that fact, or show the results of these subsidiaries as a percentage of income from continuing operations. Additionally, we note that total shareholders’ equity disclosed for these subsidiaries is greater than 100 percent of consolidated shareholders’ equity. To the extent this is due to intercompany activity, please disclose that fact, or explain the cause of the difference.

We respectfully inform the Staff that the net income amounts disclosed for our three subsidiaries in the aggregate as of December 31, 2011 did not agree to our consolidated net income amount principally because profit from discontinued operations was not recorded by any of these subsidiaries.  Rather, the Company was the entity that recognized the sale of Seguros Santander as profit from discontinued operations in its consolidated income statement in 2011.  We have revised our corporate structure disclosure on pages 8 and 145 to 146 of the Registration Statement to reflect figures as of June 30, 2012, so the 2011 sale of Seguros Santander no longer causes a discrepancy between the aggregate net income of the subsidiaries and the Company’s net income.

Additionally, we respectfully inform the Staff that the aggregate shareholders’ equity of these subsidiaries was greater than 100% as of December 31, 2011 because the

Stephanie J. Ciboroski
Securities and Exchange Commission

consolidated shareholders’ equity of the Company was equal to the aggregate shareholders’ equity of these subsidiaries plus proceeds from the sale of Seguros Santander and other effects (net), less the amount of dividends declared with respect to 2011, as shown below:

	2011
	(Millions of Pesos)
Shareholders’ equity of subsidiaries	Ps.	96,129
Plus:
Proceeds from sale of Seguros Santander		6,364
Other effects (net) Less:		344
Dividends declared in 2011		(11,350)
Consolidated shareholders’ equity of Grupo Financiero Santander	Ps.	91,487

The Company generally declares dividends with respect to the profits generated in a particular year, reducing the amount of accumulated reserves and recording an account payable to the shareholders.  The Company declared a dividend in the amount of Ps.11,350 million for 2011 and such dividend was paid during the first quarter of 2012.

Risk Factors, page 26

Loan loss reserves requirements in Mexico differ from those under IFRS, page 28

7.
We note your response to prior comment 35 and refer to your disclosure that states “Our proprietary methodology predicts expected losses more accurately than the standard methodology….” Please revise to relocate this mitigating language from your risk factor disclosure to elsewhere in your prospectus.

In response to the Staff’s comment, we have deleted this mitigating language from our risk factor disclosure on page 27.  We note that this statement appears in the disclosure relating to our proprietary methodology on page 251.

The credit card industry is highly competitive…, page 33

8.
You state that 70 percent of your credit card portfolio is “low risk” according to your segmentation policy, which includes behavior and capacity scores. Please revise to provide a more detailed explanation of what you mean by “low risk.”

In response to the Staff’s comment, we have revised our disclosure on pages 32 to 33 to provide a more detailed explanation of what the Company means by “low risk.”

Stephanie J. Ciboroski
Securities and Exchange Commission

Credit, market and liquidity risk may have an adverse effect…, page 34

9.
We note your responses to prior comments 40 and 41. Given that Banco Santander is your controlling shareholder, and will remain so following the initial public offering, it appears that Banco Santander’s financial condition, funding costs and capital position could have a material impact on you and that disclosure regarding this information is meaningful to investors. Please revise to provide the requested information.

In response to the Staff’s comment, we have revised our disclosure on page 115 to state that we do not rely in any material respect on funding from our parent company, Banco Santander Spain, and Banco Santander Spain does not rely in any material respect on funding from us.  We have also added disclosure confirming that our management believes that the deterioration of Banco Santander Spain’s financial condition or an increase in its funding costs would not have a material impact on us except to the limited extent disclosed in the risk factors on pages 7 and 33 to 35 of the prospectus: namely, that downgrades in the credit ratings of Banco Santander Spain could adversely impact our cost of funding and that such downgrades may also require us pursuant to our obligations under our derivatives contracts to post additional collateral in respect of our derivatives arrangements or require us to cancel derivatives contracts with certain counterparties, altering our market risk profile.

Under the Statutory Responsibility Agreement…, page 35

10.	Please revise to clarify, if true, that Article 28 Bis applies only to Banco Santander as your holding company and would not apply to any of your other shareholders.

In response to the Staff’s comment, we have revised the risk factor on page 38 to clarify that Mexican law is unclear on this point, and it is possible that the collateral obligation would extend to our Series B shares (the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) if Series F shares held by Banco Santander Spain were insufficient.

Developments in other countries may affect us, including the prices for our securities, page 42

11.	Please refer to prior comment 46. Please revise to clarify whether the risks you cite here have materially impacted your business and operations.

In response to the Staff’s comment, we have revised the risk factor on page 43 to clarify that the risks we have cited here have not materially impacted us.

Stephanie J. Ciboroski
Securities and Exchange Commission

The Mexican Securities Market, page 55

12.	We note your response to prior comment 50. Please revise to clarify whether there are trading volume requirements.

In response to the Staff’s comment, we have clarified our disclosure on page 55 with respect to trading volume requirements.

Registration and Listing Standards, page 56

13.
We note your response to prior comment 51. Please advise whether the information that you provide to the CNBV, including the prospectus used for the Mexican offering, is submitted on a confidential basis.

We respectfully advise the Staff that all of the information that we provided to the CNBV prior to August 16, 2012 was submitted on a confidential basis.  On August 16, 2012, the CNBV lifted the confidentiality of the Mexican filings, including the prospectus used for the Mexican offering.

Impairment Losses on Financial Assets (Net), page 86

Mortgage, page 87

14.
Refer to your response to prior comment 63. Please revise your disclosure to quantify the amount of non-performing loans, in pesos, that you purchased in the GE Capital acquisition, in addition to the percentage that you already disclose.

In response to the Staff’s comment, we have revised our disclosure on page 106 to quantify the amount of non-performing loans that we purchased in the GE Capital residential mortgage business acquisition.

Installment loans to individuals, page 88

15.	Please expand your disclosure added in response to prior comment 64 to quantify the “increased cut-off scores, lower utilization rates and lower debt-burden ratios….”

In response to the Staff’s comment, we have revised the disclosure on page 106 of the Registration Statement to quantify the increased cut-off scores, lower utilization rates and lower debt-burden ratios.

Loans to Our Directors and Executive Officers, page 240

16.	Please revise to indicate, if true, that the loans to your officers and directors were made on substantially the same terms, including interest rates and

Stephanie J. Ciboroski
Securities and Exchange Commission

collateral, as those prevailing at the time for transactions with other persons not related to the lender. If not true, please provide the information required by Item 404 of Regulation S-K with respect to the loans. In this regard, please tell us if loans made to your executives and other employees pursuant to an employee benefit plan that makes standardized loans available to your employees contain preferential terms.

We respectfully inform the Staff that we have provided the information required by Form F-1 by reference to Item 7.B.2 of Form 20-F on page 282 of the Registration Statement.  We respectfully advise the Staff that we are unable to identify the recipients of our loans because we have concluded that such disclosure would conflict with privacy laws in Mexico.  We are providing herewith a legal opinion from Eduardo Fernández García-Travesí, General Counsel of the Company, attesting to that conclusion, which we are filing as an exhibit to the Registration Statement.  In addition, we have revised the disclosure on page 282 to add the statements required under Instruction 3 of Item 7.B.2.

Note 4. Business combination, page F-55

17.
While we note your response to prior comment 110, we also note that the GE Capital mortgage loan portfolio acquired represented over 40 percent of your average mortgage portfolio in 2011. We also note that you have prominently highlighted the acquisition throughout your prospectus, including your recurring disclosure that the GE Capital residential mortgage business acquisition has made you the second-largest provider of residential mortgages in Mexico. Accordingly, we are unable to concur with your conclusion that you are not required to file the acquisition documents as exhibits. Please file the documents as exhibits with your next amendment.

In response to the Staff’s comment, we are filing as Exhibit 2.1 to the Registration Statement the Stock and Assets Purchase Agreement, dated as of December 23, 2010, among General Electric Capital Corporation, GE Capital de México, S. de R.L. de C.V., Global Consumer Leasing, S.A. de C.V., GE Capital Residential Connections Corporation, GE Capital Servicios Administrativos, S.A. de C.V. and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

Index to Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

Consolidated Statements of Cash Flow for the Years Ended December 31, 2011…, page F-10

18.
Refer to your response to prior comment 89. Please revise your disclosure to more clearly label the effect of foreign exchange rate changes as the “effect of foreign exchange rate changes on foreign currency cash deposits.”

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have labeled the effect of foreign exchange rate changes as the “EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS.”  Please see page F-53.

2. Accounting Policies, page F-18

d) Measurement of financial assets and liabilities and recognition of fair value…, page F-25

iii. Valuation techniques, page F-27

19.
We note the expanded disclosures that you provided in response to prior comments 92 and 93. The following disclosures appear to be more descriptive rather than based on factual determinations under IFRS. Please consider revising the following sentences to remove the language that is more descriptive and based on opinion:

•	these techniques use observable market data as significant inputs (Level 2) so the “reliability of the fair value measurement is high;” and

•	whenever there is an unobservable market data use in valuation techniques, the valuation is adjusted “within conservative scenarios” for the missing variables.

In response to the Staff’s comment, we have revised our disclosure on page F-68, as follows:

“In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using valuation techniques. These techniques use observable market data as significant inputs (Level 2) ~~so the reliability of the fair value measurement is high~~. The use of observable market data assumes that markets ~~where they come from~~ are efficient and therefore the~~se~~data that is derived therefrom is~~are~~ representative.”

and

“Whenever there is an unobservable market data use in valuation techniques, the valuation is adjusted ~~within conservative scenarios~~ for the missing variable.”

Stephanie J. Ciboroski
Securities and Exchange Commission

3. Grupo Financiero Santander, S.A.B. de C.V.… – Acquisitions and Disposals, page F-55

20.
Refer to your response to prior comment 105. We note that Ps.9.781 billion or 54 percent of the loans acquired from affiliates in 2011 were rated a 5 on your internal rating scale, which appears to represent non-investment grade loans. Given the weaker credit quality of these loans, please revise your disclosure here to also quantify the amount of these acquired loans that are classified as impaired in Note 12.

We respectfully inform the Staff that as indicated in Note 2 of the consolidated financial statements, the internal rating is the main assumption used to determine the probability of default in this class of loans.  Consequently, acquired loans with an internal rating of 5 result in a higher incurred but not yet identified reserve for asset impairments than investment grade loans. We supplementally advise the Staff that we have not recorded any specifically identified loss impairment reserves with respect to these loans. As of December 31, 2011, the incurred but not yet identified loss impairment reserves attributable to these acquired loans is approximately Ps.45 million.

In response to the Staff’s comment we have revised our disclosure on page F-94 as follows:

“To enable it to manage regional customer relations locally, in January, February and April 2011, the Group acquired the loans of Mexican companies or which have a certified Mexican holding company from affiliates under common control. The acquisition of the portfolios amounted to 18,110 million pesos and was made at fair value. As of the acquisition date and as of December 31, 2011, all of such acquired loans are performing loans and, accordingly, we have not recorded any specifically identified impairment reserves against them. As of December 31, 2011, the incurred but not yet identified loss impairment reserves attributable to these acquired loans is approximately 45 million pesos.”

12. Loans and advances to customers, page F-73

e) Renegotiated loans, page F-78

21.
Refer to your responses to prior comments 77 and 97. We note that your impaired renegotiated loans for the year ended December 31, 2010 were 24 percent of total nonperforming loans as of the end of that year. We believe that this represents a material portion of your nonperforming loans. As such, please consider revising your disclosure to address the following.

•
Revise your Selected Statistical Information to quantify the cumulative ending balance of renegotiated loans for each year presented. Refer to Item III.C.1.c of Industry Guide 3 for Bank Holding Companies.

Stephanie J. Ciboroski
Securities and Exchange Commission

•	Revise your disclosure on pages 174 and 175 to state the success rates of your restructured or renegotiated business installment and credit card loans.

•
Please clarify whether your tabular disclosure on page F-78 reflects the performing or impaired status of renegotiated loans at the time the loans were renegotiated or restructured or whether the status is reflective of the renegotiated loans as of period end.

•
Regarding your disclosure that renegotiated loans include renegotiation of performing loans and loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the borrower, please provide us with representative examples of situations where you modify a performing loan for customer retention purposes as well as for other factors not related to current or potential credit deterioration of the borrower. As part of your response, please give an indication of the percentage of your renegotiated loans that were renegotiated for these purposes.

In response to the Staff’s comment in the first bullet, we have revised our disclosure on page 232 to quantify the cumulative ending balance of renegotiated loans for each year presented.

In response to the Staff’s comment in the second bullet, we have revised our disclosure on pages 204 and 205 to state the success rates of our restructured or renegotiated business installment and credit card loans.

In response to the Staff’s comment in the third bullet, we have revised our disclosure in Note 12.e) to also state that the table reflects the performing or impaired status of renegotiated loans at the time the loans were restructured:

“As explained in the previous paragraph, renegotiated loans include performing and impaired loans. As such, the amounts of loans, by loan class, that have been renegotiated at the time such loans were restructured, during the years ended December 31, 2010 and 2011 are as follows:”

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment in the fourth bullet point, renegotiated performing loans during 2010 and 2011 are summarized as follows:

	For the Year ended 12/31/2010			For the Year ended 12/31/2011
	Due to concerns about current or potential credit deterioration	Due to factors other than current or potential credit deterioration	Total	Due to concerns about the current or potential credit deterioration	Due to factors other than current or potential credit deterioration	Total

Commercial, financial and industrial	65	588	653	88	9,200	9,288
Mortgage	-	18	18	9	2	11
Installment loans to individuals	6	1,549	1,555	6	1,346	1,352
Renegotiated performing loans	71	2,155	2,226	103	10,548	10,651
Percentage	3%	97%	100%	1%	99%	100%

Renegotiations of performing loans to individuals are as discussed in Note 12.e to the consolidated financial statements.

Renegotiated loans in 2011 include: a) the renegotiation of a loans to a major multinational producer of cement of Ps.6,350 million that was acquired in 2011 and b) the renegotiation of loans to a Mexican state governmental entity of Ps.2,149 million that was originated in 2011. In both of these cases, the renegotiations involved extensions of the original payment terms that were requested by the borrower.  Regarding the loans to the cement producer, the external credit ratings of this borrower have not changed since the date the loans were acquired or originated. In connection with the loans to the Mexican state governmental entity, as part of the renegotiation, we obtained a full guarantee for the loans from the Mexican federal government, which has a credit rating of A-1 investment grade.

e) Maximum exposure to credit risk and credit quality information, page F-79

22.
Refer to your response to prior comment 113. Please tell us whether you are aware of any situations during the periods presented where you have attempted to seek recovery through a third party guarantee and been denied such recovery. If so, please revise your disclosure to describe this uncertainty related to your ability to obtain recoveries from third party guarantors.

Stephanie J. Ciboroski
Securities and Exchange Commission

We acknowledge the Staff’s comment and confirm that there are cases when we have initially been denied recovery when attempting to recover through a third party guarantee. The failure to recover on guarantees is mainly due to deterioration in the guarantor’s liquidity.  However, we supplementally advise the Staff that in all of such cases in which we are initially denied recovery, we continue our collection efforts and have historically ended up recovering the majority of outstanding loan balances.

During the years ended December 31, 2010 and 2011, the cases in which we were initially denied recovery on guarantees, and the subsequent related recoveries, are summarized as follows:

Years	Value of Guarantees Initially Denied	Total Recoveries to Date	Recovery Ratio
2010	478	403	84%
2011	435	212	49%
Total	913	615	67%

We have revised our disclosure to state the nature of the uncertainty related to guarantees in Note 12. f) on page F-114:

“Commercial portfolio including its related collaterals and credit enhancements are subject to at least an annual review. In the case of guarantee collateral, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third party guarantee and have initially been denied such recovery.  Please see Note 2.g) for an explanation of how the credit ratings of guarantors affects our loan impairment reserves.”

23.
As a related matter, in your response to prior comment 59, we note that a significant amount of your loan portfolio is “guaranteed in any respect.” Please clarify whether, and if so how, government guaranteed loans are reflected within your tables on pages F-80 through F-85. Also, tell us and consider revising your disclosure to address how third party guarantees, including government guarantees are included within your allowance estimate, and more specifically, how your loss given default factors are impacted by government and other third party guarantees.

We respectfully advise the Staff that the amount recognized as “Other Credit Enhancements – Collection Rights – Loans and advances to customers – Public sector” in

Stephanie J. Ciboroski
Securities and Exchange Commission

the tables on pages F-115 to F-117 is in its entirety guaranteed by Mexican governmental entities. Additionally, we respectfully advise the Staff that the guarantees are considered in the allowance for loan losses because the guarantor’s rating is used in the model instead of the borrower’s rating when the guarantor has a better credit risk rating than the borrower, and consequently the probability of default obtained in the model is better.

We have revised the disclosure on page F-83 in Note 2.g) Accounting policies – Impairment of financial assets to more clearly state the impact of the guarantees in the allowance for loan losses model and the disclosure on pages F-115 to F-117 in Note 12 Loans and advances to customers to clarify the nature of the guarantees in the Public Sector.

14. Non-current assets held for sale, page F-97

24.
You disclose on page F-99 that you obtained appraisals as of the date of origination of the new loans. Please revise your disclosure to also state that you obtain an appraisal on the foreclosure date supporting the estimated fair value as stated in your response to prior comment 116.

In response to the Staff’s comments, we have revised our disclosure on page F-126 to also state that we obtained an appraisal on the foreclosure date supporting the estimated fair value.

18. Intangible assets – Goodwill, page F-102

c) Impairment test, page F-103

25.
Refer to your response to prior comment 118. We note that your equity risk premium is 5.79 percent. It appears that the equity risk premium you use is for the United States. Please tell us why you do not utilize the risk premium measure to reflect the market in which you operate (i.e., in Mexico). Also, revise your disclosure to identify whether the “cost of debt” measure is a pre- or post-tax rate.

We acknowledge the Staff’s comment and respectfully advise the Staff that our equity risk premium of 5.79% was obtained by adding to the United States equity risk premium rate (5.09%) the country risk premium for Mexico (0.70%).

We additionally, inform the Staff that the “cost of debt” measure is a pre-tax rate. As such, we have revised our disclosure on page F-133 in Note 18 to state that the cost of debt is a pre-tax rate.

Stephanie J. Ciboroski
Securities and Exchange Commission

26. Provisions, page F-122

c) Provisions for pensions and similar obligations, page F-123

26.
We note your response to prior comment 121. It appears that you continue to disclose on page F-125 that the amount of the defined benefit obligation was determined on the basis of the work performed by independent actuaries. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party.

In response to the Staff’s comment, we have revised our disclosure regarding provisions for pensions and similar obligations to remove the reference and attribution to third party actuaries on page F-147.

Refer to Rule 436 of Regulation C.

f) Provisions for off-balance sheet risks, page F-130

27.
Refer to your response to prior comment 125 and your revised disclosure on page 88. Please expand your discussion related to the reason for the reduction in provisions for off-balance sheet risk to discuss the underlying factors that contributed to the reduction in the probability of default for this risk, including the reasons for improved credit quality of the related lines of credit.

In response to the Staff’s comment, we have revised our disclosure on page 106 to explain that the probability of default for active accounts improved by 520 basis points due to the following factors:

•	The accounts with the worst performance were charged off during or prior to 2010;

•
New accounts in 2010 and 2011 were admitted pursuant to a new credit policy, which had been tightened in response to past performance.  Approval rates were reduced from 40% to 15%, which resulted in lower expected loss; and

•	We implemented new credit scores that allowed us to manage our credit lines proactively by decreasing credit lines and/or cancelling credit line programs for high-risk customers.

Stephanie J. Ciboroski
Securities and Exchange Commission

30. Valuation adjustments, page F-136

28.
Refer to your response to prior comment 126 where you state that you determined the policy is not applicable to you and that you have eliminated it from your disclosure. We note that the disclosure still appears on page F-137. Please advise or revise, as appropriate.

In response to the Staff’s comment, we have revised our disclosure on page F-162 regarding valuation adjustments to reflect that the policy of Banco Santander Spain described in response to prior comment 126 is not applicable to our financial circumstances.

29.
Refer to your response to prior comment 127. We note that your disclosure on page F-95 discusses the balance of valuation adjustments for cash flow hedges of 393 million pesos as of December 31, 2011, which agrees to the amount shown on page F-138 for the accumulated gain related to canceled hedges. Please clarify your disclosure on page F-95 to be more descriptive as to what this amount represents, since it appears to only represent a portion of the valuation adjustment for cash flow hedges.

In response to the Staff’s comment, we have clarified our disclosure regarding valuation adjustments for cash flow hedges on page F-125 as follows:

“As of December 31, 2010 and 2011, the Group maintains a balance under the heading of Valuation adjustments - Cash flow hedge of 547 million pesos and 393 million pesos (see Note 30), respectively, which refers to the remnant of the accumulated gain of the effective part of the hedging derivative that was recognized in Shareholders' equity as part of comprehensive income during the period of time that the hedges were efficient. Such balance is being amortized based on the original term of the forecast transaction. The term of such amortization matures between 2013 and 2015. The remaining amount of the total valuation adjustment for cash flow hedge reflected in the consolidated Other Comprehensive Income consisted of Accumulated gain on effective cash flow hedges currently in effect.”

51. Transition to International Financial Reporting Standards, page F-196

a) Impairment losses and provision for off-balance sheet risk, page F-199

30.
Refer to your response to prior comment 136 and the tabular disclosure that you included on page F-199. Please tell us why the net difference between IFRS and Mexican Banking GAAP as of December 31, 2010 was Ps. 2.173 billion as disclosed in this table, whereas the net reconciling items for

Stephanie J. Ciboroski
Securities and Exchange Commission

impairment losses and provision for off-balance sheet risk on page F-197 is Ps. 2.419 billion as of December 31, 2010.

We respectfully advise the Staff that the difference was due to an error in transcribing the Mexican Banking GAAP reserve for impairment as of December 31, 2010 into the tabular disclosure.  We have revised our tabular disclosure on page F-218 to correct the transcriptional error.  In addition, we have added a footnote clarifying that the Mexican Banking GAAP reserves for impairment figures include reserves relating to assets reported as other receivables in the Mexican Banking GAAP balance sheets.

Condensed Parent Company Only Balance Sheets…, page F-206

31.
Refer to your response to prior comment 140. You disclose on page F-212 that “available for sale” securities were purchased with the proceeds from the sale of the insurance business in 2011. Please revise your disclosure to clarify whether you purchased the “trading” securities (as opposed to “available for sale securities”) held by your parent company as of December 31, 2011 with the proceeds from the sale of the insurance business, as it does not appear that the parent company held any available for sale securities as of December 31, 2011.

In response to the Staff’s comment, we have revised our disclosure on page F-226 to clarify that we purchased the “trading” securities (as opposed to “available for sale securities”) held by our parent company as of December 31, 2011 with the proceeds from the sale of the insurance business.

Stephanie J. Ciboroski
Securities and Exchange Commission

*  *  *  *

We very much appreciate the Staff’s willingness to review the Registration Statement on a confidential basis.  Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.  If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact Guillermo Roa at Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, by telephone at (52-55) 5080-6086 or by facsimile at (521-55) 5452-2898.

Very truly yours, /s/ Eduardo Fernández García-Travesí Eduardo Fernández García-Travesí General Counsel Grupo Financiero Santander, S.A.B. de C.V.

Enclosures

CC:	Pedro José Moreno Cantalejo (Grupo Financiero Santander, S.A.B. de C.V.)
Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Luis Nicolau (Ritch Mueller, S.C.)
Rafael Robles (Bufete Robles Miaja, S.C.)
Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)

Stephanie J. Ciboroski
Securities and Exchange Commission

Exhibit 1

F-1 Blackline Page Number(s):	137
F-1 Statement:
Mexico experienced a continuous expansion of its middle class from 2000 to 2010, according to a survey by the Mexican Association of Marketing and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, or AMAI).

Source:	Asociación Mexicana de Agencias de Investigación de Mercado – AMAI (as further support, Woodrow Wilson International Center for Scholars)
Link(s):	AMAI – http://www.amai.org/NSE/PRESENTACION_REGLA_8X7_translated.pdf Woodrow Wilson -http://www.wilsoncenter.org/sites/default/files/Mexico%20A%20Middle%20Class%20Society.pdf
Page Source:	AMAI – p.21 Woodrow Wilson – p.8, 9
Comments:	N/A
Most recent?	Yes
Publicly available?	Yes
Paid for Compilation?	No
Was prepared?	No
Consented?	N/A

Stephanie J. Ciboroski
Securities and Exchange Commission

Exhibit 2

F-1 Blackline Page Number(s):	175-176
F-1 Statement:	Financial Groups – Efficiency Chart: 2007-2011, June 2012
Source:	CNBV
Link(s):
2007
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/GF_200712.pdf
2008
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/GF_200812.pdf
2009
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE%20GF%20diciembre%202009.pdf
2010
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE_GF_201012.pdf
2011
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE_GF_201112.pdf
June 2012
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/minfo/055_1a_R2.xlsm

Page Source:	136
Comments:
For Efficiency use the following formula: Gastos de administración y promoción t/(Resultado de la operación t+ Gastos de administración y promoción t+ Estimación preventiva para riesgos crediticios t). For example for year 2011 use: Gastos de administración y promoción 2011/(Resultado de la operación 2011+ Gastos de administración y promoción 2011+ Estimación preventiva para riesgos crediticios 2011)

Look for the column Consolidado del Grupo Financiero and the Rows Resultado de la operación, Gastos de administración y promoción and Estimación preventiva para riesgos crediticios in the following pages for years 2007, 2008, 2009, 2010 and 2011.

For 2007, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/GF_200712.pdf
Banmex: Page 53
BBVA Bancomer: Page 47
Santander: Page 57
Banorte: Page 67
Inbursa: Page 77
HSBC: Page 61
Scotiabank: Page  71
Financial groups:

For 2008, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/GF_200812.pdf
Banmex: Page 29

Stephanie J. Ciboroski
Securities and Exchange Commission

BBVA Bancomer: Page 23
Santander: Page 33
Banorte: Page 41
Inbursa: Page 51
HSBC: Page 37
Scotiabank: Page  45
Financial groups: 17

For 2009, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE%20GF%20diciembre%202009.pdf
Banmex: Page 29
BBVA Bancomer: Page 35
Santander: Page 91
Banorte: Page 39
Inbursa: Page 57
HSBC: Page 43
Scotiabank: Page  65
Financial groups: 17

For 2010, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE_GF_201012.pdf
Banmex: Page 29
BBVA Bancomer: Page 35
Santander: Page 91
Banorte: Page 39
Inbursa: Page 57
HSBC: Page 43
Scotiabank: Page  65
Financial groups: 17

For 2011, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/GF/Boletines_PDF/BE_GF_201112.pdf
Banmex: Page 32
BBVA Bancomer: Page 38
Santander: Page 94
Banorte: Page 46
Inbursa: Page 66
HSBC: Page 52
Scotiabank: Page  74
Financial groups: 22

For June 2012, Go:
http://portafolioinfdoctos.cnbv.gob.mx/Documentacion/minfo/055_1a_R2.xlsm
Select: Periodos: 201206 (June 2012) > Instituciones: Total Grupos Financieros, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa, Grupo Financiero Santander  and Grupo Financiero Scotiabank > Obtener informacion

Stephanie J. Ciboroski
Securities and Exchange Commission

Efficiency ratio calculated as follows:
Bancomer: D62/(D62+D45+D63)
Banamex: E62/(E62+E45+E63)
Banorte: F62/(F62+F45+F63)
HSBC: G62/(G62+G45+G63)
Inbursa: H62/(H62+H45+H63)
Santander: I62/(I62+I45+I63)
Scotiabank: J62/(J62+J45+J63)

Most recent?	Yes
Publicly available?	Yes
Paid for Compilation?	No
Was prepared?	No
Consented?	N/A

Stephanie J. Ciboroski
Securities and Exchange Commission

Exhibit 3

F-1 Blackline Page Number(s):	178-179
F-1 Statement:	Financial Groups – Core Capital Ratio: 2007-2011, June 2012
Source:	For 2007-2011, CNBV For June 2012, Financial Groups’ Reports as of June 2012
Link(s):
CNBV

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Financial Groups’ Reports as of June 2012

BBVA Bancomer
http://www.bancomer.com/nuestrom/8/68/gfbb_2t12.pdf

Banamex
http://www.banamex.com/resources/pdf/es/acerca_banamex/informacion_financiera/grupo_financiero/g_informacion_financiera/gpo_informe_2t2012.pdf

Banorte
http://www.banorte.com/pv_obj_cache/pv_obj_id_811A2D813CC915AE2E7C5D3B16233D17CB540300/filename/Press-Release-2Q12.pdf

HSBC
http://www.hsbc.com.mx/1/PA_1_1_S5/content/grupo_hsbc/relacion_con_inversionistas/archivos/trimestre_2012/2_trimestre_v1.pdf

Inbursa
http://www.inbursa.com/ReIn/InbRep2Q12.pdf

Scotiabank
http://www.scotiabank.com.mx/IN/quienessomos/relacionconinversionistas/estadosfinancieros/Documents/Q2%2012/PressRelease%20Q212f.pdf

Page Source:	N/A
Comments:
Core capital ratio is defined as Tier 1 Capital (shareholders’ equity) divided by risk-weighted assets = Capital Básico / Acitvos en Riesgo Totales

For 2007, Go:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Stephanie J. Ciboroski
Securities and Exchange Commission

Select: Periodos: 200712 (December 2007) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86
BBVA Bancomer: D86
Banamex: E86
Banorte: F86
HSBC: G86
Inbursa: H86
Santander: I86
Scotiabank: J86

For 2008, Go:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Select: Periodos: 200812 (December 2008) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86
BBVA Bancomer: D86
Banamex: E86
Banorte: F86
HSBC: G86
Inbursa: H86
Santander: I86
Scotiabank: J86

For 2009, Go:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Select: Periodos: 200912 (December 2009) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86
BBVA Bancomer: D86
Banamex: E86
Banorte: F86
HSBC: G86
Inbursa: H86
Santander: I86
Scotiabank: J86

Stephanie J. Ciboroski
Securities and Exchange Commission

For 2010, Go to:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Select: Periodos: 201012 (December 2010) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86
BBVA Bancomer: D86
Banamex: E86
Banorte: F86
HSBC: G86
Inbursa: H86
Santander: I86
Scotiabank: J86

For 2011, Go:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Select: Periodos: 201112 (December 2011) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86
BBVA Bancomer: D86
Banamex: E86
Banorte: F86
HSBC: G86
Inbursa: H86
Santander: I86
Scotiabank: J86

For June 2012, Go:

http://portafoliodeinformacion.cnbv.gob.mx/bm1/Paginas/alertas.aspx

Banca multiple: 040-15B-R2. Resumen del cómputo de capitalización

Select: Periodos: 201206 (June 2012) > Instituciones: Total Banca Múltiple, BBVA Bancomer, Banamex, Banorte, HSBC, Inbursa, Santander  and  Scotiabank > Obtener informacion

Total Banca Multiple: C86

Stephanie J. Ciboroski
Securities and Exchange Commission

Bancomer: D86 Banamex: E86 Banorte: F86 HSBC: G86 Inbursa: H86 Santander: I86 Scotiabank: J86
Most recent?	Yes
Publicly available?	Yes
Paid for Compilation?	No
Was prepared?	Yes
Consented?	N/A

Stephanie J. Ciboroski
Securities and Exchange Commission

Exhibit 4

F-1 Blackline Page Number(s):	170
F-1 Statement:
We also are third in terms of unaided brand awareness and third in “top-of-mind” rankings according to a report prepared for Banco Santander Spain by IPSOS, a global market research company, in April-May 2012.

Source:	IPSOS
Link(s):	N/A (Note: hardcopy to be submitted under separate cover)
Page Source:	Slide 2
Comments:	For third in terms of unaided brand awareness, see slide 2 (Espontáneo = Unaided) For third in “top-of-mind” ranking, see slide 2
Most recent?	Yes
Publicly available?	No
Paid for Compilation?	Yes
Was prepared?	No
Consented?	Not required.